UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

9-1, 2-ga, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

Merger of KB Savings Bank Co., Ltd. and Yehansoul Savings Bank

On October 16, 2013, the board of directors of KB Financial Group Inc. (“KB Financial Group”) resolved to approve the proposed merger of KB Savings Bank Co., Ltd. and Yehansoul Savings Bank, both of which are wholly-owned subsidiaries of KB Financial Group.

•	Surviving entity: KB Savings Bank Co., Ltd.

•	Name of the surviving entity following the merger: KB Savings Bank Co., Ltd.

The details above regarding the proposed merger are subject to change pending approval by the Financial Services Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: October 17, 2013	By:	/s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO